                                               /------------------------------/
                                               /        OMB APPROVAL          /
                                               / -----------------------------/
                                               / OMB Number:        3235-0287 /
                                               / Expires: September 30, 1998  /
                                               / Estimated average burden     /
                                               / hours per response...... 0.5 /
                                               /------------------------------/

+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                                 Washington, D.C. 20549
[_] Check this box if
    no longer subject          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5        Filed pursuant to Section 16(a) of the Securities
    obligations may            Exchange Act of 1934, Section 17(a) of the
    continue. See             Public Utility Holding Company Act of 1935 or
    Instruction 1(b).       Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    General Motors Investment Management Corporation

--------------------------------------------------------------------------------
        (Last)                       (First)                        (Middle)

    767 Fifth Avenue
--------------------------------------------------------------------------------
                                    (Street)

       New York                        NY                            10153
--------------------------------------------------------------------------------
        (City)                       (State)                         (Zip)


2.  Issuer Name and Ticker or Trading Symbol
                                             -----------------------------------
    Lend Lease Hyperion High-Yield CMBS Fund, Inc. (no Ticker or
    Trading Symbol)

3.  I R S or Social Security Number of Reporting Person (Voluntary) 38203925
                                                                    --------
4.  Statement for Month/Year  June/2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)

    ___ Director    ___ Officer             [X] 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X]  Form filed by One Reporting Person
    ___  Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
                                 -----------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                       N/A
                                                                                                       (See explanation
     Common Stock      06/28/01  J                    0  N/A     N/A                0                   N/A below with respect
                                                                                                       to this line 1.)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (See explanation
     Common Stock      06/28/01  J              454,545          A    $11.00/share        8,008,781    I  below with respect
                                                                                                       to this line 2.)
====================================================================================================================================
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                          (over)
                                                                 (SEC 1474 (476)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
     Obligation to buy Common      $11.00/share        06/28/01             J                           0           0
     Stock
-----------------------------------------------------------------------------------------------------------------------------
     Obligation to buy Common      $11.00/share        06/28/01             J                           0           454,545
     Stock
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-               Amount or                     at End           Indirect (1)  (Instr.
                               Exer-    tion        Title     Number of                     of               End of        4)
                               cisable  Date                   Shares                       Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                See      See    Common Stock    0           See below      See below            N/A    N/A see below
                               below    below
------------------------------------------------------------------------------------------------------------------------------------
                                See      See    Common Stock See below      See below      See below             I       See below
                               below    below
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

The Promark Defined Benefit High Yield Bond Fund Portfolio of the General Motors Employes Global Group Pension Trust (the "Holding Trust"), a trust under and for the benefit of certain employee benefit plans (the "Plans") of General Motors Corporation, Delphi Automotive Systems Corporation and their respective affiliates, holds the securities (the "Securities") referred to in line 2 of Table I and reduced the obligation referred to in line 2 of Table II. The reporting person ("GMIMCo") has retained under the Employee Retirement Income Security Act of 1974, as amended, the power to direct the voting and disposition of the Securities although it has no pecuniary interest therein. General Motors Trust Company ("GMTC") is the trustee with respect to the Holding Trust. Line 1 of Table I relates to GMIMCo's and GMTC's status as a 10% beneficial owner without pecuniary interest with respect to the Securities. Line 2 of Table I relates to the status of the Holding Trust, on behalf of which GMIMCo is making the report reflected on such line, as a 10% beneficial owner that may have a pecuniary interest in the Securities. This filing should not be deemed an admission that any of GMIMCo, GMTC or the Holding Trust is the beneficial owner of the Securities.

Pursuant to a subscription agreement dated March 15, 2000, Holding Trust committed to pay $50 million in exchange for shares of common stock, in one or more payments as required by the Issuer. Holding Trust paid $11 million to the Issuer on March 16, 2000 in exchange for 1,097,706 shares of common stock, $14.5 million on April 27, 2000 in exchange for 1,432,806 shares of common stock, $6 million on June 28, 2000 in exchange for 587,084 shares of common stock, $17.5 million on July 31, 2000 in exchange for 1,715,686 shares of common stock and $1 million on January 5, 2001 in exchange for 94,162 shares of common stock, in full satisfaction of the commitment amount. Pursuant to a subscription agreement dated January 5, 2001 (the "Second Subscription Agreement"), Holding Trust committed to pay $25 million in exchange for shares of common stock, in one or more payments as required by the Issuer. Holding Trust paid $2 million to the Issuer on January 5, 2001 in exchange for 188,323 shares of common stock, $10 million on January 25, 2001 in exchange for 953,288 shares of common stock and $13 million on March 29, 2001 in exchange for 1,203,704 shares of common stock in full satisfaction of the commitment amount under the Second Subscription Agreement. Pursuant to a subscription agreement dated June 26, 2001 (the "Third Subscription Agreement"), Holding Trust committed to pay $25 million in exchange for shares of common stock, in one or more payments, as required by the Issuer. Holding Trust paid $5 million to the Issuer on June 28, 2001 in exchange for 454,545 shares of common stock, in partial satisfaction of the commitment amount under the Third Subscription Agreement. Pursuant to the Third Subscription Agreement, the Issuer may require full or partial payment of the commitment amount at any time until the termination date of the Issuer. The termination date of the Issuer is expected to be December 31, 2001, unless more than 75% of the Issuer's shareholders agree to extend its duration. The number of shares of common stock Holding Trust will receive in exchange for each subsequent payment pursuant to the Third Subscription Agreement will be determined by the then current net asset value of the shares. Based on the net asset value of the shares as of June 28, 2001, payment of the remaining $20 million commitment of Holding Trust would result in the acquisition of 1,818,182 more shares.

On May 15, 2000 the Holding Trust reinvested a cash dividend of $111,739.84 earned on shares of the Issuer's common stock then held by the Holding Trust in exchange for 11,196 additional shares of the Issuer's common stock.

On August 15, 2000 the Holding Trust reinvested a cash dividend of $529,219 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 51,884 additional shares of the Issuer's common stock.

On October 16, 2000 the Holding Trust reinvested a cash dividend of $96,977 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 9,298 additional shares of the Issuer's common stock.

On November 16, 2000 the Holding Trust reinvested a cash dividend of $1,069,356 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 103,821 additional shares of the Issuer's common stock

On December 29, 2000 the Holding Trust reinvested a cash dividend of $1,109,600 earned on shares of the Issuer's common stock then held by Holding Trust in exchange for 105,275 additional shares of the Issuer's common stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                       /s/ Tony Kao                                       July 10, 2001
                                                                   ------------                                       Date
                                                                   Tony Kao
                                                                   Managing Director, Global Fixed Income
                                                                   General Motors Investment Management
                                                                   Corporation


Note: File three copies of this Form, one of which must be manually signed.                                              Page 3 of 3
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                         Page 3 of 3